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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009.
Commission File Number 001-33362
eTelecare Global Solutions, Inc.

(Translation of registrant’s name into English)
31st Floor CyberOne Building, Eastwood City, Cyberpark,
Libis, Quezon City 1110
Philippines

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eTelecare Global Solutions, Inc.

(Registrant)

Date 2/17/2008	By	/s/ Dave M. Gomez

SEC Number	A20000-2674
File Number

eTelecare Global Solutions, Inc.

(Company’s Full Name)
31st Floor, CyberOne Building
Eastwood City Cyberpark, Libis, Quezon City

(Company’s Address)
916-5670

(Telephone Number)
December 31

(Fiscal Year Ending)
(month & day)
SEC Form 17-C

Form Type
Amendment Designation (if applicable)
N/A

Period Ended Date
N/A

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 17-C
CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1.	February 11, 2009 Date of Report (Date of earliest event reported)

2.	SEC Identification Number A200002674	3. BIR Tax Identification No. 205-366-921-000

4.	eTelecare Global Solutions, Inc. Exact name of issuer as specified in its charter

5.	Philippines Province, country or other jurisdiction of incorporation	6. (SEC Use Only) Industry Classification Code:

7.	31st Floor, CyberOne Building Eastwood City Cyberpark, Libis, Quezon City
	Address of principal office	Postal Code

8.	(632) 916-5670 Issuer’s telephone number, including area code

9.	Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock
Outstanding and Amount of Debt Outstanding

Common Shares	29,666,239 shares as of 31 December 2008

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11.	Item number reported herein: Item 4(b) – Election and Appointment of Officer

At the meeting of the Board of Directors held earlier today, the Board elected Mr. Alfredo I. Ayala as Chairman of the Board as replacement of Gary Fernandes who had earlier resigned as board member and Chairman effective December 22, 2008.
SIGNATURES
     Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

eTelecare Global Solutions, Inc. Issuer

	By:	/s/ Angelita P. Sangalang
Date: 11 February 2009		ANGELITA P. SANGALANG
Compliance Officer

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